Filing under 425 under the U.S. Securities Act of 1933
Filing By: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
Subject Company: CRUDE CARRIERS CORP. (SEC File No. 001-34651)
Crude Carriers Corp. 1st Quarter 2011 Earnings Presentation 13th May 2011

Important Information for Investors and Shareholders This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between Crude Carriers and Capital Product Partners L.P. ("CPLP") will be submitted to the shareholders of Crude Carriers for their consideration. CPLP will file with the Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that will include a proxy statement of Crude Carriers that also constitutes a prospectus of CPLP. Crude Carriers and CPLP also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CRUDE CARRIERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Crude Carriers, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Crude Carriers will be available free of charge on Crude Carriers' website at www.crudecarrierscorp.com under the tab "Investor Relations" or by contacting Crude Carriers' Investor Relations Department at (212) 661-7566. Crude Carriers and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Crude Carriers in connection with the proposed transaction. Information about the directors and executive officers of Crude Carriers is set forth in its Annual Report on Form 20-F, which was filed with the SEC on April 18, 2011. This document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Disclaimer This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which are based on management's current expectations and observations with respect to expected future events and performance. All statements in this presentation, as well as oral statements made by officers or directors of Crude Carriers Corp, its affiliates or subsidiaries in connection with this presentation, other than statements of historical facts, including statements with respect to the payment of our 1st quarter dividend, the expected employment advantages and earnings of the spot-index related charters, expected increase in tanker demand for 2011, fleet size and global oil demand growth for 2011, as well as the indicative 1st quarter 2011 distributions and statements containing words and phrases such as "may," "expects," "should," "believes," "anticipates," "estimates," "intends", "forecasts", "proposes", "potential" or similar expressions and any statement of the assumptions relating to any of the foregoing, are forward-looking statements that are predictive in nature and inherently uncertain. These forward-looking statements include, without limitation, statements with respect to our expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations, growth prospects and intentions with respect to future operations and services; expected distributions; approval of the proposed transaction by Crude Carriers' shareholders and obtaining any necessary consents; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in global capital and financial markets; (ii) conditions affecting the spot market for crude and the other products transported by Crude Carriers and CPLP and the markets generally for crude and these other products; and (iii) other factors listed from time to time under "Risk Factors" and other sections of our public filings with the SEC including, without limitation, Crude Carriers' Annual Report on Form 20-F. We make no prediction or statement about the performance of shares. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Crude Carriers and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (i) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (ii) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, the leverage of the combined company, the ability to obtain financing and to refinance the combined company's debt, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other shipping companies, terrorist attacks, natural disasters, actions taken or conditions imposed by governments or other regulatory matters, excessive taxation, and the availability and cost of insurance. Crude Carriers cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Crude Carriers' most recently filed Annual Report on Form 20-F, recent Reports of Foreign Private Issuer on Form 6-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Crude Carriers, the proposed transaction or other matters and attributable to Crude Carriers or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Crude Carriers does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. Stated competitive positions and market data are based on management estimates supported by information provided by specialized external agencies and industry sources. For more information about the Company, please visit our website: www.crudecarrierscorp.com.

First Quarter 2011 Financial Results: Cash Dividend $0.25 Per Share For 1Q2011. Net Loss Of $0.5 Mil or $0.03 Loss Per Share. Revenues $12.8 Mil Including $1.0 Mil In Profit Share . Average TCE Achieved For 1Q2011: VLCCs: $30,050 Per Day. Suezmaxes: $18,536 Per Day. CRU announced merger with Capital Product Partners L.P. ("CPLP") on 5 May 2011. First Quarter 2011 Highlights 1

Income Statement Statement Of Operations For the Three Month Period Ended March 31, 2011 (In thousands of US$, except number of shares and earnings per share) Revenues $12,831 Expenses: Voyage expenses 2,256 Voyage expenses- related party 161 Vessel operating expenses 3,559 Vessel operating expenses -related party 384 General and administrative expenses 1,616 Vessel depreciation 4,005 Operating income $850 Other income (expense), net: Interest expense and finance cost (1,347) Interest and other income 30 Total other expense, net (1,317) Net (loss) $(467) Net loss per share basic and diluted: $(0.03) Weighted-average number of shares Common shares (basic and diluted) 13,500,000 Class B shares (basic and diluted) 2,105,263 Total shares (basic and diluted) 15,605,263 2

Cash Available For Distribution and Quarterly Dividend Cash Available For Distribution (In thousands of United States Dollars) Cash Available For Distribution (In thousands of United States Dollars) For the three-month period ended March 31, 2011 For the three-month period ended March 31, 2011 Net Loss (467) Add: Depreciation and Amortization 4,073 Share based compensation expense 536 Less: Recommended Reserves (141) Cash Available for Distribution 4,001 Number of total shares outstanding 16,004,663 Dividend per Share $0.25 Cash Dividend of $0.25 Per Share Payable On June 1, 2011 To All Shareholders Of Record On May 23, 2011. Paid Total Of $1.25 Per Share Since IPO in March 2010. 3

Strong Balance Sheet Consolidated Balance Sheet (In thousands of United States Dollars) As of March 31, 2011 As of December 31, 2010 ASSETS Total current assets 18,568 18,730 Total fixed assets 388,964 392,969 Other non-current assets 6,531 6,598 TOTAL ASSETS $414,063 $418,297 LIABILITIES AND STOCKHOLDERS' EQUITY Total current liabilities 21,073 15,749 Total long-term liabilities 120,101 124,928 Total stockholders' equity 272,889 277,620 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $414,063 $418,297 4

Quarterly Market Overview

5

- CRU Quarterly TCE Earnings:

Period	VLCC	TD 3	Suezmax	TD 5
2Q10	$65,785	$54,556	$32,613	$31,486
3Q10	$21,554	$16,332	$18,867	$11,476
4Q10	$26,575	$19,758	$23,828	$20,077
1Q11	$30,050	$22,871	$18,536	$17,831

- **CRU TCE Earnings Consistently Outperform TD3 & TD5 Indices.**
- **Crude Spot Tanker Market Remained Close To Historical Lows For The Quarter Due To Oversupply Of Tonnage And Increased Bunker Prices.**
- **Demand Growth For Crude Imports in 2011e Driven Primarily by China (15%) and India (6%).**
- **Tanker Orderbook Slippage YTD ca. 25%.**
- **Solid Global Oil Demand Growth Projected For 2011 At 89.4 mb/d (+1.6%).**



TD3 Middle East - Japan
2009
2010
2011
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec



TD5 West Africa – US East Coast
2009
2010
2011
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Sources: Clarksons, ICAP and IEA

Crude Tanker Asset Values & Period Market 6 VLCC & Suezmax Asset Values ($ mil) VLCC & Suezmax Period Market ($ per day) Asset Values Compare Favorably To CRU Fleet Acquisition Prices. VLCC/Suezmax 3 & 5 Year Period Market At A Premium To Short Term Period.

Merger with Capital Product Partners, L.P. Unit-for-stock Transaction. 1.560x Exchange Ratio (CRU Shareholders To Own Approximately 35% Of Pro Forma Partnership). CPLP Is Surviving Entity. Maintains Master Limited Partnership Structure. C-Corp For Tax Purposes, Unitholders Continue To Receive Form-1099. Merger Agreement Approved By Each Of Crude Carriers' And CPLP 's Boards Of Directors. Negotiated And Approved By Each Entity's Special Committees. Subject To Crude Carriers Stockholder Approval, Including Separate Class A Vote. Management And Crude Carriers' Sponsor Have Agreed To Vote In Favor Of The Transaction. Expected Closing Early Q3 2011. 10 7

Rationale for Transaction Attractive Dividend Yield At The Entry Point With A Strong Basis For Long Term Distribution Growth. Crude Carriers Paid Total Of $1.25 Per Share Since IPO in March 2010. Pre-Merger CPLP Annual Distribution Guidance of $0.93 per Unit. Greater Access To Capital Markets. Refinancing Of CRU Debt Under Favorable Terms. Enhanced Growth Opportunities. 8

(1) Includes 7.1 million units issued for the acquisition of M/V Cape Agamemnon and assumes closing unit price on May 4, 2011 of $11.27 Pro Forma CPLP has the 5th largest market capitalization in the sector with the youngest fleet. Merged Entities Should Attract Greater Shareholder Interest (1) 9

Pro Forma Unitholder Ownership Pro forma for the Transactions, CPLP unitholders will own 64.7% of the Partnership and Crude Carriers will own 35.3% Capital Maritime & Trading Corp. (Sponsor) Capital GP L.L.C. (General Partner) Existing CPLP Public Unitholders Common Units Crude Shareholders Common Units Capital Product Partners L.P. Capital Product Operating GP L.L.C. Operating Subsidiaries 35.3% LP Interest 37.6% LP Interest 25.1% LP Interest 2.0% GP Interest & Incentive Distribution Rights Crude Carriers Corp. C-Corp for tax purposes, unitholders continue to receive Form-1099 10

The pro forma CPLP is a large, diversified, ultra-modern tanker company. 27 vessels approximating 2.2 million DWT. Youngest fleet with a weighted average fleet age of 3.2 years. Market leader in products and crude sectors with strong sponsorship. Manager vetted with most oil majors. Strong safety and environmental track record. Expanded growth opportunities. Access to significant time charter opportunities. CPLP intends to reduce crude spot market exposure over the next 6 to 18 months as the crude market improves and opportunities arise by entering fixed period charters. Large, Modern Fleet With Strong Technical & Commercial Manager 11

Pro Forma Fleet Overview

12

Vessel Name	DWT	Charterer	Year/Place Built	Type of Vessel
Alexander the Great	297,958		2010, Japan	VLCC
Achilleas	297,863		2010, Japan	
Miltiadis M II	162,397	Spot	2006, S. Korea	Ice Class 1A Crude Oil / Products Suezmax
Amore Mio II	159,982	CAPITAL	2001, S. Korea	Crude Oil Suezmax
Amoureux	150,393		2008, Japan	
Aias	150,096		2008, Japan	
Ayrton II	51,260	bp	2008, S. Korea	IMO II/III Chem./Prod.
Agamemnon II	51,238		2008, S. Korea	
Alexandros II	51,258	OSG	2009, S. Korea	
Aristotelis II	51,226		2008, S. Korea	
Aris II	51,218	Overseas Shipholding Group, Inc.	2008, S. Korea	
Axios	47,872	BR PETROBRAS	2007, S. Korea	Ice Class 1A IMO II/III Chemical/ Product
Anemos I	47,782		2007, S. Korea	
Assos	47,872	PEMEX	2007, S. Korea	
Atrotos	47,786		2007, S. Korea	
Avax	47,824	bp	2006, S. Korea	
Apostolos	47,782		2007, S. Korea	
Akeraios	47,781		2007, S. Korea	
Atlantas	36,760		2006, S. Korea	
Aktoras	36,759		2006, S. Korea	
Aiolos	36,725		2007, S. Korea	
Agisilaos	36,760	CAPITAL	2006, S. Korea	
Arionas	36,725		2006, S. Korea	
Alkiviadis	36,721	MARITIME & TRADING CORP	2006, S. Korea	
Attikos	12,000	Spot	2005, PRC	Chem./Prod.
Aristofanis	12,000		2005, PRC	
Cape Agamemnon	179,221		2010, S. Korea	Capesize Dry Cargo

- 27 Vessels - 2.2 Million DWT
- 3.2 Weighted Average Fleet Age

Appendix

Overview 14 Capital Product Partners L.P. (Nasdaq: CPLP) Is An International Shipping Company And Leader In The Seaborne Transportation Of Refined Oil Products And Chemicals. The Partnership Has Elected To Be Treated As A Corporation; CPLP Investors Receive The Standard Form 1099. The Partnership Is Well-positioned To Benefit From The Long-term Growth Dynamics Of The Product Tanker Industry Worldwide. CPLP Fleet Currently Consists Of Twenty-One High Specification Double- Hull Tankers, With An Average Age Of Approximately 4.7 Years (As Of March 31, 2011). The 13 Ice Class 1A Medium Range (MR) Chemical/Product Tankers Represent One Of The Largest Such Fleets In The World. CPLP Charters Have An Average Remaining Term Of 4.4 Years (As Of March 31, 2011). Annualized Distribution Guidance of $0.93 per Unit

83% Of Total CPLP Fleet Days Secured Under Period Charter Coverage For Remainder Of 2011 50% For Remainder Of 2012 CPLP Fleet Provides High Charter Coverage 15

Crude Carriers Corp. www.crudecarrierscorp.com